# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 385 S Pierce Avenue, Suite C, Louisville, Colorado (CO), 80027
Date of event which requires filing of this statement: 07/28/2025
Amends the filing with accession number 0001493152-23-043212
Filed by CIK 0002002770
Persons authorized to receive notices and communications: Lance Brock Finlinson, 9715 Gulfshore Drive #304, Naples, Florida (FL), 34108, (317)450-6000

## Reporting persons
- Lance Brock Finlinson (CIK 0002002770): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 385 S Pierce Avenue, Suite C, Louisville, Colorado (CO), 80027

## Item 2. Identity and Background
Name of person filing: Lance Brock Finlinson and Tammy Jeane Finlinson
Residence or business address: 9715 Gulfshore Drive #304, Naples, FL 34108

## Item 4. Purpose of Transaction
Purpose of transaction: The securities were initially acquired for investment purposes and were disposed of when certain price objectives were met.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0; 0%
Number of shares as to which each person has sole or shared power to vote or dispose: 0
Transactions in the class effected during the past sixty days:
Date of Transaction Number of Shares Sold Price Per Share in USD
7/28/25 411 49.0429
7/28/25 853 47.4036
7/28/25 5,000 46.9289
7/28/25 5,000 46.9424
7/28/25 500 46.013
7/28/25 5,000 44.0481
7/28/25 5,700 45.00
7/28/25 290 66.011
7/28/25 4,710 63.3815
7/28/25 2,500 56.4985
7/28/25 5,000 47.0094
7/28/25 1,169 46.0429
7/28/25 3,831 45.00
7/28/25 1,994 46.1187
7/28/25 3,006 44.3253
7/28/25 5,000 55.2429
7/28/25 5,000 64.4724
7/28/25 3,000 57.3131
7/28/25 2,500 56.7184
7/29/25 1,971 48.0658
7/29/25 3,616 49.5383
7/29/25 2,252 47.18
7/29/25 3,085 47.88
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: July 28, 2025

## Signatures
- Lance Brock Finlinson: /s/ Lance Brock Finlinson, Lance Brock Finlinson (07/30/2025)